

Mail Stop 3628

July 10, 2009

Via Facsimile and U.S. Mail

James B. Bucher, Esq.
Vice President, Corporate Legal Affairs and Secretary
Exelixis, Inc.
249 East Grand Ave.
P.O. Box 511
South San Francisco, CA 94083-0511

> **Re: Exelixis, Inc.**
> **Schedule TO-I**
> **Filed July 7, 2009**
> **File No. 005-59687**

Dear Mr. Bucher:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Exchange

1.   Please advise us as to how the Offer to Exchange was disseminated. If you disseminated the Offer to Exchange by e-mail only, please explain why you believe this satisfies your dissemination obligations under Rule 13e-4(e), taking into account the identities of the eligible holders and the manner in which they typically receive company communications.

2. We note that eligible holders must make their election through the website maintained by Mellon and that you will make computer and internet access available at office locations to those employees without internet access. Please advise us as to why you believe restricting the means of tendering to this process is appropriate. We may have additional comment.

Fees and Expenses, page 29

3. Please revise to include the information required by Item 1009(a) of Regulation M-A for Mellon.

Information About Us, page 29

Financial, page 30

4. Please revise to include the income per common share from continuing operations and the ratio of earnings to fixed charges. Refer to Item 1010(c)(2) and (4) of Regulation M-A.

Exhibit (a)(1)(C)

5. We note that in paragraph (11) you require holders to agree that they have "read" the Offer to Exchange. Please revise this language since it implies that security holders may waive their rights under the federal securities laws.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Suzanne Sawochka Hooper, Esq.
        Cooley Godward Kronish LLP